September 9, 2024

Barbara Sher
Chief Executive Officer
Greenlane Holdings, Inc.
1095 Broken Sound Parkway, Suite 100
Boca Raton, Florida

       Re: Greenlane Holdings, Inc.
           Registration Statement on Form S-1
           Filed August 28, 2024
           File No. 333-281831
Dear Barbara Sher:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Alyssa Wall at 202-551-8106 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Arthur Marcus